EXHIBIT 8.1
                               -----------

                       HUGHES HUBBARD AND REED
                          350 South Grand Ave.
                         Los Angeles, CA  90071


April 10, 1995



Pay-Fone Systems, Inc.
8100 Balboa Boulevard
Van Nuys, California  91406

Dear Sirs:

     You have asked us to render our opinion concerning certain federal income tax consequences of the proposed transaction described below.

Facts
- -----
     Pay-Fone Systems, Inc. ("Pay-Fone") is a California corporation engaged in the business of providing automated payroll and tax reporting and payment services through five offices in California. Pay-Fone has issued and outstanding one class of voting common stock (the
"Pay-Fone Shares").

     Paychex, Inc. ("Paychex") is a Delaware corporation engaged in the business of providing automated payroll and tax reporting and payment services and human resource services nationwide. Paychex has issued and outstanding one class of voting common stock (the "Paychex Common
Stock").

     Paychex Merger Corp. ("Merger Sub") is a Delaware corporation formed for the purpose of engaging in the transaction described below. All of the outstanding stock of Merger Sub is owned by Paychex.

The Proposed Transaction
- ------------------------
     It is proposed that subject to the satisfaction of certain conditions, Merger Sub will be merged with and into Pay-Fone in a statutory merger pursuant to the corporation laws of the states of Delaware and California (the "Merger"). The terms upon which the Merger will be effected are set forth in an Agreement and Plan of Merger dated as of March 17, 1995 (the "Merger Agreement") by and among Merger Sub, Paychex and Pay-Fone. At the Effective Time (as defined in the Merger Agreement) of the Merger, the Pay-Fone Shares will be converted into shares of Paychex Common Stock at the Exchange Ratio (as defined in the "Merger Agreement"), except that (i) a holder who is entitled to receive a fractional share of Paychex Common Stock will receive cash in lieu of such fractional share; and (ii) a holder who exercises dissenters' rights will receive cash in lieu of Paychex Common Stock.

     We understand that no rulings have been sought from the Internal Revenue Service concerning the federal income tax consequences of the Merger.

Opinions
- --------
     For purposes of rendering the opinions set forth below, we have made such investigations of law, and have examined such documents and made such inquiries, as we have deemed relevant or proper.

     Based upon the foregoing, it is our opinion that under current law, if the Merger qualifies as a "tax-free" reorganization (a
"Reorganization") under Sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended (the "Code"), the following federal income tax consequences will result from the Merger.

     (a) No gain or loss would be recognized by a holder of Pay-Fone Shares upon the receipt of the Paychex Common Stock in exchange for his Pay-Fone Shares (except for cash received in lieu of a fractional share).

     (b) The aggregate tax basis of the Paychex Common Stock received by a Pay-Fone shareholder in the Merger (including a fractional share interest, if any) would be the same as the aggregate tax basis of the Pay-Fone Shares surrendered in exchange therefor.

     (c) The holding period of the Paychex Common Stock (including a fractional share interest, if any) received by a Pay-Fone shareholder in the Merger would include the holding period of the Pay-Fone Shares surrendered in exchange therefor, provided that the Pay-Fone Shares so surrendered are held as a capital asset at the Effective Time of the Merger.

     (d) A Pay-Fone shareholder who receives cash in lieu of a fractional share of Paychex Common Stock in connection with the Merger would recognize gain or loss equal to the difference between the cash received and the basis of such fractional share. Such gain or loss would be capital gain or loss, provided that the Pay-Fone Shares are held as a capital asset at the Effective Time of the Merger, and would be long-term capital gain or loss if the Pay-Fone Shares had been held for more than one year.

     (e) No gain or loss would be recognized by Paychex, Merger Sub or Pay-Fone in connection with the Merger.

     If the Merger does not satisfy the requirements for a Reorganization, a Pay-Fone shareholder would be treated as if he sold his Pay-Fone Shares in a taxable transaction. In such event, a Pay-Fone shareholder would recognize capital gain or loss in an amount equal to the difference between the fair market value, as of the Effective Time of the Merger, of the Paychex Common Stock (and the amount of cash received in lieu of a fractional share) and the tax basis of the Pay-Phone Shares surrendered in exchange therefor, provided that the Pay-Fone Shares so surrendered are held as a capital asset at the Effective Time of the Merger. Such capital gain or loss would be long-term capital gain or loss if the Pay-Fone Shares have been held for more than one year. A Pay-Fone shareholder's aggregate basis in the Paychex Common Stock received in the Merger would equal its fair market value as of the Effective Time of the Merger, and the Pay-Fone shareholder's holding period of such Paychex Common Stock would begin the day after the Merger.

     Whether or not the Merger qualifies as a Reorganization, a Pay-Fone shareholder who exercises dissenters' rights and receives cash in the Merger in lieu of Paychex Common Stock will be treated as having received the cash as a distribution in redemption of his Pay-Fone Shares as provided in Code Section 302. Such shareholder generally will recognize capital gain or loss measured by the difference between the amount of cash received and his aggregate adjusted tax basis in the Pay-Fone Shares, provided the Pay-Fone Shares were held as a capital asset at the Effective Time of the Merger. Such capital gain or loss will be long-term capital gain or loss if the Pay-Fone Shares have been held for more than one year. A shareholder exercising dissenters' rights who also owns Paychex Common Stock, or who is deemed for federal income tax purposes to own constructively Paychex Common Stock actually owned by other persons or entities, may recognize dividend income, taxable as ordinary income, equal to the amount of the cash received.

     In order to qualify as a "tax-free" reorganization under Code Sections 368(a)(1)(A) and 368(a)(2)(E), the Merger would be required, among other things, to satisfy the continuity of business enterprises and continuity of interest requirements. Since certain actions by Pay-Fone or its historic shareholders occurring after the Merger could violate the continuity of business enterprise or continuity of interest requirements, we express no opinion herein as to whether the Merger will qualify as a reorganization under Code Sections 368(a)(1)(A) and 368(a)(2)(E).

     This opinion is furnished by us solely for your benefit and may not be relied upon for any other purpose. We understand that this opinion will be summarized in Pay-Fone's Proxy Statement for a Special Meeting of Shareholders to be held on June 14, 1995, for the information of the Pay-Fone shareholders, and will be filed with the Securities and Exchange Commission as an Exhibit to the Registration Statement on Form S-4 of Paychex to be filed on or about April 12, 1995. We consent to the filing of this opinion as an Exhibit to the Registration Statement and to the use of our name under the caption "Legal Matters" in the Prospectus which is a part thereof. Except to this extent, this opinion may not be furnished to, used by, circulated to, quoted to or otherwise referred to by any other person without our prior written consent in each instance.

                                        Very truly yours,



                                        /s/ Hughes Hubbard & Reed